
03025169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



RECEIVED
JUN 30 2003

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to _________

Commission File Nos. 333-66430, 333-96615 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN FOR J.F. WALKER COMPANY ASSOCIATES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Independent Auditors' Consent

Statement of Assets Available for Benefits
as of December 31, 2002

Statement of Changes in Assets Available for Benefits for the year ended
December 31, 2002

Notes to Financial Statements

EXHIBITS

The following exhibits are filed as part of this report:

23 Independent Auditors' Consent

99.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."

99.2 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC. SAVINGS PLUS PLAN
FOR J.F. WALKER COMPANY ASSOCIATES

Dated: June 27, 2003

By: SPARTAN STORES, INC.
Plan Administrator



By: ______________________
David M. Staples, Executive Vice President
and Chief Financial Officer

Spartan Stores, Inc. Savings Plus Plan for J.F. Walker Associates

Financial Statements as of and for the Year Ended December 31, 2002 and Independent Auditors' Report

SPARTAN STORES, INC. SAVINGS PLUS PLAN FOR J.F. WALKER ASSOCIATES

TABLE OF CONTENTS

Deloitte & Touche LLP
700 Bridgewater Place
333 Bridge St., N.W.
Grand Rapids, Michigan 49503-5359

Tel: (616) 336-7900
Fax: (616) 336-7950
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Administrators
Spartan Stores, Inc. Savings Plus Plan for J.F. Walker Associates
Grand Rapids, Michigan

We have audited the accompanying statement of assets available for benefits of Spartan Stores, Inc. Savings Plus Plan for J.F. Walker Associates (the "Plan") as of December 31, 2002 and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and the changes in assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 9, 2003

Deloitte
Touche
Tohmatsu

SPARTAN STORES, INC. SAVINGS PLUS PLAN FOR J.F. WALKER ASSOCIATES

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002

Investments—Plan interest in Spartan Stores, Inc. Savings Plus Master Trust	$ 1,672,846
ASSETS AVAILABLE FOR BENEFITS	$ 1,672,846

See notes to financial statements.

SPARTAN STORES, INC. SAVINGS PLUS PLAN FOR J.F. WALKER ASSOCIATES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2002

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$ -
ADDITIONS:	
Contributions:	
Employee	242,796
Employer	54,471
Total additions	297,267
DEDUCTIONS:	
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust:	
Net depreciation in value of investments	(338,912)
Interest and dividends	26,714
Total net investment loss	(312,198)
Distributions paid to retired or terminated participants	(279,413)
Total deductions	(591,611)
NET DEDUCTIONS PRIOR TO TRANSFERS	(294,344)
TRANSFER FROM ANOTHER PLAN	1,967,190
NET INCREASE	1,672,846
ASSETS AVAILABLE FOR BENEFITS—End of year	$ 1,672,846

See notes to financial statements.

SPARTAN STORES, INC. SAVINGS PLUS PLAN FOR J.F. WALKER ASSOCIATES

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002

1. THE PLAN

The following description of Spartan Stores, Inc. Savings Plus Plan for J.F. Walker Associates (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for complete information.

General—The Plan was established January 1, 2002. The Plan is a defined contribution retirement plan established for all eligible employees of J.F. Walker Company, Inc. ("J.F. Walker"), which is a wholly-owned subsidiary of Spartan Stores, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—J.F. Walker employees are eligible to participate following attainment of age 21 and upon completion of the "Service Requirement." The Service Requirement consists of at least 1,000 service hours in a 12-consecutive-month period or at least 500 service hours in a 6-consecutive month period. Eligible participants may enter the Plan on the date they meet the above eligibility requirements.

Contributions—Participants receive matching contributions as determined by the Company's Executive Committee. Matching contributions for the year ended December 31, 2002 were 25% of the participant's elective deferrals up to 30% of their annual salary.

Participants are eligible to contribute up to 30% of pay as tax-deferred contributions. However, the total elective deferral by a participant may not exceed $11,000 for calendar year 2002. This limitation will be increased annually for any cost-of-living adjustment provided under Internal Revenue Code ("IRC") Section 402(g).

Distributions—A participant is eligible to receive a distribution from the Plan of his/her total account balance when one of the following events occur: (1) termination of employment, (2) retirement, (3) attainment of age 59-1/2, (4) total and permanent disability, (5) death, or (6) financial hardship, subject to applicable limitations.

Participant Accounts—Each participant's account is valued daily. The participant's account is allocated a portion of the net investment earnings or losses of the respective investment funds based on the average balance of the account as compared to the average balance of all other participants' accounts. The amount distributed to a participant shall equal the amount credited to his/her account as of the date his/her benefits in the investment funds are liquidated. Investments from employer discretionary contributions are distributed based on qualifying wages of the participant to total qualifying wages.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 16 mutual funds and the common stock of the Company as investment options for participants. Participants may change their investment options at any time.

Vesting—All participants' employee contributions and matching employer contributions are 100% vested and nonforfeitable.

Payments of Benefits—Retired or terminated participants' accounts are normally distributed no later than 60 days after the last date of employment. All accounts less than $5,000 in value as of the last date of employment require a lump sum distribution; all participants with vested accounts equal to or greater than $5,000 are given the option for distribution or maintaining their accounts in the Plan. As of December 31, 2002, there were no amounts to be distributed to terminated and retired participants included in assets available for benefits.

Loans—Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan administrator at the time the loan is made. Principal and interest is paid ratably through payroll deductions which are remitted on a monthly basis.

Administrative Expenses—The Plan pays fees associated with participant recordkeeping and the Plan sponsor pays fees associated with professional services rendered to the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition—Investments are recorded in the Plan's financial statements at fair value. Fair value is determined by closing market prices at the end of the Plan year. Unrealized appreciation or depreciation in the value of investments held at year-end and gains or losses on the sale of investments during the year are determined using the beginning of year market value or purchase price if acquired since that date.

Payments of Benefits—Benefits are recorded when paid.

Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

3. MASTER TRUST

The Plan's investments consist of an interest in the Spartan Stores, Inc. Savings Plus Master Trust ("Master Trust"), a trust established by the Company and administered by Putnam Defined Contribution Plan Administration ("Putnam"). The Master Trust permits the co-mingling of the trust assets of the Plan, Spartan Stores, Inc. Savings Plus Plan for Union Associates, Spartan Retail Savings Plus Plan, and the Spartan Stores, Inc. Savings Plus Plan for investment and administrative purposes. Putnam maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment account to the participating plans. The following is a summary of information regarding the trust, that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The assets of the Master Trust Fund at December 31, 2002 is summarized as follows:

Investments at fair value:	
Lord Abbett Midcap Value Fund	$ 2,154,069
Neuberger Berman Genesis Advisor Fund	2,119,053
AIM Small Cap Growth Fund	659,546
PIMCO Total Return Fund	7,593,790
Putnam Fund for Growth and Income	2,005,574
The George Putnam Fund of Boston	7,836,512
Putnam Investors Fund	15,355,264
Putnam Voyager Fund	16,849,735
Putnam Money Market Fund	19,699,748
Putnam OTC and Emerging Growth Fund	2,732,661
Putnam New Opportunities Fund	3,947,880
Putnam International Growth Fund	7,918,340
Putnam S&P 500 Index	10,046,413
Putnam Asset Allocation: Growth Portfolio	2,023,772
Putnam Asset Allocation: Balanced Portfolio	6,154,027
Putnam Asset Allocation: Conservative Portfolio	2,891,447
Participant loans	4,141,465
Spartan common stock	1,578,260
TOTAL INVESTMENTS	$ 115,707,556
Plan's investment in the Master Trust	$ 1,672,846
Plan's percentage interest in total assets of the Master Trust	1.44 %

Interest and dividends and the net depreciation for all participating plans in the Master Trust for the year ended December 31, 2002 is summarized as follows:

Interest and dividends	$ 1,815,558
Net depreciation in value of investments:	
Mutual funds	(23,481,692)
Common stock	(7,588,108)
Total depreciation	(31,069,800)
Net investment loss	$ (29,254,242)

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain investments held by the Plan are managed by Putnam, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. As of December 31, 2002, the Plan held $1,279,757 in such investments.

5. INTERNAL REVENUE SERVICE STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. TRANSFER FROM OTHER PLAN

Assets totaling $1,967,190, were transferred from the Spartan Stores, Inc. Savings Plus Plan to the Plan during the year.

7. SUBSEQUENT EVENT

As a result of the sale of J.F. Walker by the Company in June 2003, the Plan Sponsor has indicated their intention to terminate the Plan.

Upon termination, all expenses related thereto shall be charged to the affected participants' accounts and all remaining assets shall be distributed to the participants as directed by the Plan Administrative Committee. Trust funds previously segregated due to retirement or other termination shall continue to be held by the Trustees and distributed as provided under the terms of the Plan.

* * * * * *

EXHIBIT INDEX

23 Independent Auditors' Consent

99.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."

99.2 Performance Table

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-66430, No. 333-100794 and No. 333-96615 of Spartan Stores, Inc. on Form S-8 of our report dated June 9, 2003, appearing in this Annual Report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan for J.F. Walker Associates for the year ended December 31, 2002.

Deloitte & Touche LLP

Grand Rapids, Michigan
June 27, 2003

EXHIBIT 99.1

CERTIFICATION

Solely for the purpose of complying with 18 U.S.C. § 1350, in connection with the Annual Report on Form 11-K (the "Report") of the Spartan Stores, Inc. (the "Company") Savings Plus Plan for J.F. Walker Company Associates (the "Plan") for the period ending December 31, 2002, each of the undersigned hereby certifies in his capacity as an officer of the Company that the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition of the Plan at the end of such period and the results of operations of the Plan for such period.



Craig C. Sturken
President and Chief Executive Officer
Dated: June 27, 2003



David M. Staples
Executive Vice President and Chief Financial Officer
Dated: June 27, 2003

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

SPARTAN STORES, INC. SAVINGS PLUS PLAN FOR J.F. WALKER COMPANY ASSOCIATES

June 27, 2003

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 invested on March 27, 1999, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/27/99 Value	3/25/00 Value	3/31/01 Value	3/30/02 Value	3/29/03 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 1,085.28	$ 1,072.50	$ 827.20	$ 255.20

Spartan Stores common stock has been listed on the Nasdaq National Market System since August 2, 2000. Until August 2, 2000, there was no established public trading market for Spartan Stores' securities.

On August 2, 2000, each share of Spartan Stores Class A common stock, $2 par value, outstanding immediately prior to Spartan Stores' merger with Seaway Food Town, Inc., was converted into one share of Spartan Stores common stock, no par value. In addition, Spartan Stores declared a stock split pursuant to a dividend of 0.336 shares of common stock for each share of common stock outstanding immediately before the merger with Seaway Food Town. Accordingly, each share of Spartan Stores Class A common stock outstanding immediately prior to the merger with Seaway Food Town was converted into 1.336 shares of Spartan Stores common stock, rounded up to the nearest whole share.

Prior to August 2, 2000, pursuant to Spartan Stores' bylaws, Spartan Stores' board of directors periodically (usually annually) established the price, referred to as the "**trading value**," at which Spartan Stores issued and purchased its Class A common stock. The board determined the trading value, in its sole and absolute discretion, based upon Spartan Stores' financial condition, results of operations, operating trends, market conditions, the state of the economy, and such other factors that the board deemed appropriate. The board set the trading value at $13.30 per share of Class A common stock effective June 21, 1999 and $12.30 per share effective June 22, 1998. These trading values did not represent a price that was based on transactions effected in a public market for shares of Spartan Stores Class A common stock. Upon completion of the merger with Seaway Food Town, Spartan Stores' board discontinued its periodic determination of the trading value of the Spartan Stores common stock.

Spartan Stores paid cash dividends in the amount of $0.0125 per share during each of the four quarters in the fiscal year ending March 25, 2000. During the fiscal year ended March 31, 2001, Spartan Stores paid quarterly dividends of $0.0125 per share of Class A common stock for the first quarter, which ended on June 17, 2000, but did not pay any dividends for the other three quarters of that fiscal year. Spartan Stores did not pay any dividends on its common stock during the fiscal years ended March 30, 2002 and March 29, 2003.

Spartan Stores does not anticipate it will pay any dividends for the foreseeable future, but will invest any net earnings in its operations and to acquire additional retail operations. In addition, Spartan Stores' credit facility restricts its ability to pay dividends.